Exhibit 99.1

PRESS RELEASE

MeaTech’s subsidiary to open
21,530 square foot pilot plant in Belgium in 2023

Peace of Meat has signed a term sheet for the new plant to enhance its R&D and technology capabilities; this will further accelerate MeaTech’s go-to-market strategy

Rehovot, Israel, March 21, 2022 - MeaTech 3D Ltd. (Nasdaq: MITC) ("MeaTech") today announced that its fully-owned Belgian subsidiary, Peace of Meat B.V., has executed a term sheet for building a 21,530 sq. ft. pilot plant in Belgium, with construction expected to commence in 2022. The new facility will expand and accelerate MeaTech’s cultured avian technology and R&D capabilities and help propel the company’s market entry.

This is another step forward in executing MeaTech’s go-to-market strategy. Recently, Peace of Meat cultivated just over 700 grams of pure chicken fat biomass in a single production run. The company believes that producing this quantity of pure cultured material in one run was a breakthrough toward potentially manufacturing cultivated chicken fat at an industrial scale.

Illustration of new MeaTech pilot plant, Belgium

Arik Kaufman, MeaTech’s chief executive officer:

“Peace of Meat’s new pilot facility will expediate our entry into the market for plant-based meat alternatives and cultured products. We believe that cultured animal fat can infuse alternative meat products with the signature flavors, aromas and textures of conventionally farmed meat. The result is expected to deliver an enhanced consumer experience.“

About MeaTech 3D

MeaTech is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “MITC”. MeaTech maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to California, USA. The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech aims to provide an alternative to industrialized animal farming that dramatically reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. By adopting a modular factory design, MeaTech will be able to offer a sustainable solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts. The company will also provide meat manufacturers and retail businesses with production equipment.

For more information, please visit: https://meatech3d.com

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac @rainierco.com Tel: 818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 212 378 8040